                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
   RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

                       Health Benefits Direct Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   42220V 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                                 --------------

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /     Rule 13d-1(b)

         / /     Rule 13d-1(c)

         /X/     Rule 13d-1(d)

-------------------

         *    The  remainder  of this  cover  page  shall  be  filled  out for a reporting  person's  initial  filing on this form with  respect  to the
         subject  class  of  securities,   and  for  any  subsequent   amendment
         containing  information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be  deemed to be  "filed"  for the  purpose  of  Section  18 of the
         Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------                                  ---------------------
CUSIP No. 42220V 10 7                 13G                      Page 2 of 7 Pages
-------------------------                                  ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                    Marlin Capital Partners I, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OR ORGANIZATION

                    Florida
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,413,882
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              2,413,882
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,413,882
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES                                                        / /
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    9.0%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                    OO
================================================================================

-------------------------                                  ---------------------
CUSIP No. 42220V 10 7                 13G                      Page 3 of 7 Pages
-------------------------                                  ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                    Daniel Brauser
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States of America
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,413,882 (1)
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              2,413,882 (1)
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,413,882
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES                                                        / /
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    9.0%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                    HC
================================================================================

(1)  Includes  2,413,882  shares of the  Issuer's  common  stock  held by Marlin
Capital  Partners I, LLC,  which are deemed to be  beneficially  owned by Daniel
Brauser by virtue of Mr. Brauser being the manager of Marlin Capital Partners I,
LLC.

-------------------------                                  ---------------------
CUSIP No. 42220V 10 7                 13G                      Page 4 of 7 Pages
-------------------------                                  ---------------------

     Item 1.

     (a)  Name of Issuer:
          Health Benefits Direct Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          2900 Gateway Drive
          Pompano Beach, FL 33069

     Item 2.

          (a)  Name of Person Filing:
               This Schedule 13G is being filed with respect to shares of common stock of the  Issuer  which  are  beneficially  owned  by  Marlin
               Capital  Partners I, L.P. and Daniel  Brauser  (each a "Reporting
               Person" and collectively the "Reporting Persons").

               The Reporting  Persons are making a joint filing  because  Daniel
               Brauser is the manager of Marlin  Capital  Partners I, LLC and is deemed the beneficial  owner of 2,413,882  shares of the Issuer's common  stock  held  by  Marlin  Capital  Partners  I,  LLC.  The
               Reporting Persons may be deemed a group pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not
               affirm the existence of such a group.

          (b)  Address of Principal Business Office, or if none, Residence:
               The business  address of Daniel  Brauser is 2900  Gateway  Drive,
               Pompano Beach, FL 33069.

               The  business  address of Marlin  Capital  Partners I, LLC is 595
               North Federal Highway, Boca Raton, FL 33432.

          (c)  Citizenship:
               Daniel Brauser is a citizen of the United States of America.

               Marlin  Capital  Partners I, LLC is a limited  liability  company organized under the laws of the state of Florida.

          (d)  Title of Class of Securities:
               Common Stock, par value $0.001 per share

          (e)  CUSIP Number:
               42220V 10 7

     Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)
               or (c), check whether the person filing is a:

     (a)  / /  Broker or dealer registered under Section 15 of the Exchange Act.
     (b)  / /  Bank as defined in section 3(a)(6) of the Exchange Act.
     (c)  / /  Insurance  company as defined in section 3(a)(19) of the Exchange
               Act.
     (d)  / /  Investment  company  registered under section 8 of the Investment
               Company Act.
     (e)  / /  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

-------------------------                                  ---------------------
CUSIP No. 42220V 10 7                 13G                      Page 5 of 7 Pages
-------------------------                                  ---------------------

     (f)  / /  An employee  benefit plan or endowment  fund in  accordance  with
               Rule 13d-1(b)(1)(ii)(F).
     (g)  / /  A parent  holding  company or control  person in accordance  with
               Rule 13d-1(b)(1)(ii)(G).
     (h)  / /  A savings  association  as defined in Section 3(b) of the Federal
               Deposit Insurance Act;
     (i)  / /  A  church  plan  that  is  excluded  from  the  definition  of an investment  company  under  Section  3(c)(14)  of the  Investment
               Company Act.
     (j)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Item 4.   Ownership
               The Reporting Persons' calculation of their respective percentage
               of  ownership  of  the  Issuer's   common  stock  is  based  upon
               26,691,482  shares of common stock issued and  outstanding  as of
               February 6, 2006.

          (a)  Amount beneficially owned:
               Daniel Brauser is deemed the beneficial owner of 2,413,882 shares of the  common  stock of the  Issuer,  which  are held by  Marlin
               Capital Partners I, LLC.

               Marlin  Capital  Partners  I,  LLC is  the  beneficial  owner  of
               2,413,882 shares of the Issuer's common stock.

          (b)  Percent of Class:
               Daniel  Brauser is the  beneficial  owner of 9.0% of the Issuer's common stock.

               Marlin Capital  Partners,  I LLC  is the beneficial owner of 9.0%
               of the Issuer's common stock.

          (c)  Number of shares as to which the Reporting Person has:

               i.   Sole power to vote or to direct to vote:
                    Daniel Brauser: 0
                    Marlin Capital Partners I, LLC:  2,413,882

               ii.  Shared power to vote or to direct to vote:
                    Daniel Brauser: 2,413,882
                    Marlin Capital Partners I, LLC: 0

               iii. Sole power to dispose or to direct the disposition of:
                    Daniel Brauser: 0
                    Marlin Capital Partners I, LLC: 2,413,882

               iv.  Shared power to dispose or to direct the disposition of:
                    Daniel Brauser: 2,413,882
                    Marlin Capital Partners I, LLC: 0

-------------------------                                  ---------------------
CUSIP No. 42220V 10 7                 13G                      Page 6 of 7 Pages
-------------------------                                  ---------------------

     Item 5.   Ownership of Five Percent or Less of a Class.
               If this  statement  is being  filed to report the fact that as of the  date  hereof  the  reporting  person  has  ceased  to be the beneficial  owner  of more  than  five  percent  of the  class of securities, check the following [ ].

     Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
               Not Applicable.

     Item 7.   Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company.
               Not Applicable.

     Item 8.   Identification and Classification of Members of the Group.
               The Reporting  Persons may be deemed a group  pursuant to Section
               13 of the Securities  Exchange Act of 1934. The Reporting Persons
               do not affirm the existence of such a group.

     Item 9.   Notice of Dissolution of Group.
               Not Applicable.

     Item 10.  Certification.
               Not Applicable

           [The remainder of this page was intentionally left blank.]

-------------------------                                  ---------------------
CUSIP No. 42220V 10 7                 13G                      Page 7 of 7 Pages
-------------------------                                  ---------------------

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Dated: February 14, 2006

                                                  /s/ Daniel Brauser
                                                  ------------------------------
                                                  Daniel Brauser

                                                  MARLIN CAPITAL PARTNERS I, LLC

                                                  By: /s/ Daniel Brauser
                                                      --------------------------
                                                      Name:  Daniel Brauser
                                                      Title: Manager